September 23, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner
Kevin Vaughn
Benjamin Richie
Abby Adams

Re: Polyrizon Ltd.

Amendment No. 9 to Registration Statement on Form F-1

Filed September 16, 2024

File No. 333-266745

Dear Sir or Madam:

On behalf of Polyrizon Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 20, 2024, relating to the above referenced Registration Statement on Form F-1 (File No. 333-266745) submitted by the Company on September 16, 2024 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 10 to the Registration Statement on Form F-1 (“Amendment No. 10”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via email a copy of this letter and the Registration Statement marked to indicate changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter in bold text, followed by the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

Amendment No. 9 to Registration Statement on Form F-1

Exhibits

1.	Please revise the fee table to calculate the filing fee for the resale shares based on the maximum offering price per share.

Response: In response to the Staff’s comment, the Company has filed an updated Exhibit 107 to calculate the filing fee for the resale shares based on the maximum offering price per share.

General

2.	Please revise your selling shareholder disclosures on page 138 to identify more clearly which of the selling shareholders have indicated an interest in purchasing units in the primary offering, and the percentage and amount the shareholders intend to purchase in the primary offering, if known. Please make conforming changes to your filing, including your cover page, and revise the cover page to disclose that the selling shareholders’ indications of interest equate to approximately 27% of the offering, as disclosed in the revised risk factor on page 54.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 138 and throughout the prospectus, including the cover page, to identify more clearly which of the selling shareholders have indicated an interest in purchasing units in the primary offering, and the percentage and amount the shareholders intend to purchase in the primary offering, based on the number of Units offered by the Company and the midpoint of the price range of the Units, each as set forth on the cover page of the prospectus.

In addition, the Company has revised the cover page to disclose that the selling shareholders’ indications of interest equate to approximately 27% of the offering, as disclosed in the risk factor on page 54.

Please contact me at +1 312.364.1633 if you have any questions or require any additional information in connection with this letter or the Company’s submission of the Amendment No. 10.

Sincerely,

/s/ David Huberman

cc: Tomer Izraeli, Chief Executive Officer